Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

April 26, 2018

Item 3.	News Release

The News Release dated April 26, 2018 was disseminated through Newsfile Corp.

Item 4.	Summary of Material Change

The Company entered into an agreement with a syndicate of underwriters led by PI Financial Corp. and Cormark Securities Inc., pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 7,143,000 common shares of the Company at a price of C$2.10 per share for aggregate gross proceeds to the Company of C$15.0 million.

Item 5.1	Full Description of Material Change

The Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by PI Financial Corp. and Cormark Securities Inc., pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 7,143,000 common shares of the Company (“Shares”) at a price of C$2.10 per Share for aggregate gross proceeds to the Company of C$15.0 million (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The Company will pay the Underwriters a cash commission of up to 6% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Over- Allotment Option.

The net proceeds of the Offering will be used for the Company’s continued exploration and drilling programs at the Las Chispas Project, to deliver an updated resource estimate, complete a Preliminary Economic Assessment, and for working capital purposes.

The Offering is scheduled to close on or about May 18, 2018 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the TSX Venture Exchange.

The Offering is being made pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended, in a manner that does not require the Offering to be registered in the United States. The Offering may be also sold in such other jurisdictions as the Company and the Underwriters may agree.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

N. Eric Fier, Chief Executive Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

May 1, 2018